Exhibit 4

DESCRIPTION OF SECURITIES

The following description is a summary of the material terms of our common stock. This summary may not contain all of the information that is important to you and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read these documents and applicable portions of the Pennsylvania Business Corporation Law, as amended (the “PABCL”), carefully. In this summary, the terms “the Corporation”, “we”, “us” and “our” refer to Universal Display Corporation, in each case unless otherwise indicated.

General

We are authorized by the Articles of Incorporation to issue up to 200,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”) and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Dividends

Our Board of Directors (the “Board”) may from time to time declare dividends and other distributions on the Common Stock in cash, stock or property out of our assets or funds legally available therefore. Holders of Common Stock shall have no right to any dividend or distribution unless and until declared by the Board.

Voting Rights

Each holder of Common Stock is entitled to one vote in person or by proxy for each share of Common Stock standing in his or her name on our transfer books on each matter upon which holders of Common Stock are entitled to vote. Shareholders shall not have the right to cumulate votes in the election of directors.  A matter that properly comes before a meeting of shareholders at which a quorum is present shall be approved upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon, unless a greater or different vote is required by statute, any applicable law or regulation, the rights of any authorized class of shares of beneficial interest, or the Articles of Incorporation or Bylaws. Other than in a contested election where directors are elected by a plurality vote, a nominee for director shall be elected by a vote of the majority of the votes cast with respect to that director at any meeting for the election of directors at which a quorum is present. Subject to any rights of the holders of any series of Preferred Stock pursuant to applicable law or the provision of the articles supplementary creating that series, all voting rights are vested in the holders of the Common Stock.

Rights Upon Liquidation

In the event of any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment or provision for payment of our debts and other liabilities, and after payment in full of any such amounts to the holders of any Preferred Stock entitled thereto, our remaining assets and funds shall be divided among and paid ratably to the holders of Common Stock.

Other Rights

Holders of Common Stock are not entitled to preemptive, conversion or redemption rights. There are no sinking fund provisions applicable to shares of the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

No Restrictions on Transfer

Neither the Articles of Incorporation nor the Bylaws contains any restrictions on the transfer of the Common Stock. In the case of any transfer of shares, there may be restrictions imposed by applicable securities laws.

No Classification of the Board	The Board is not classified and as such all directors are elected for terms of one year.

Preferred Stock

The Board is authorized, without further action by our shareholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series, and to fix the voting powers, designations, preferences, the relative, participating, option or other rights, if any, and the qualifications, limitations and restrictions, if any, appertaining to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series. The rights, preferences and privileges of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of any series of Preferred Stock that we may designate and issue in the future.

There are currently outstanding 200,000 shares of Series A Preferred Stock, which has the following voting rights, designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights:

No Dividend Provisions.  Holders of Series A Preferred Stock shall not be entitled to receive dividends.

Rights on Liquidation; Dissolution; Winding-Up.

(a) In the event of any liquidation, dissolution or winding-up of the affairs of the Corporation (collectively, a “Liquidation”), whether voluntary or involuntary, and after payment of the Corporation’s debts and liabilities, before any payment of cash or distribution of other property shall be made to the holders of the Common Stock or any other class or series of shares ranking on Liquidation junior to the Series A Preferred Stock, the holders of Series A Preferred Stock shall be entitled to receive out of the assets of the Corporation legally available for distribution to its shareholders, an amount per share (rounded to the nearest $0.01) equal to $7.50 per share (the “Liquidation Preference”).

(b) If upon the occurrence of any Liquidation, the assets and funds thus distributed among holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the preferential amounts described in subsection 2(a) above, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among holders of the Series A Preferred Stock in proportion to the amount of such Series A Preferred Stock owned by each such holder.

(c) If upon the occurrence of any Liquidation, the assets and funds thus distributed among holders of Series A Preferred Stock shall be sufficient to permit the full payment of the Liquidation Preference to the holders of Series A Preferred Stock, such holders shall be entitled to no further participation in the distribution of the assets of the Corporation.

Merger; Consolidation; etc.    The Corporation shall give notice to each holder of Series A Preferred Stock at least twenty (20) days prior to the effective date of (i) any consolidation or merger of the Corporation with or into any other corporation or corporations (other than a merger or consolidation in which the holders of Series A Preferred Stock receive securities of the surviving corporation having substantially similar rights to the Series A Preferred Stock and in which the shareholders of the Corporation immediately prior to the transaction will be the holders of at least a majority of the voting securities of the surviving corporation immediately after the transaction); (ii) a sale, conveyance or disposition of all or substantially all of the assets of the Corporation; or (iii) the effectuation by the Corporation of a transaction or series of related transactions in which more than 50% of the voting power of the Corporation is disposed of.  The holders of a majority of the Series A Preferred Stock shall be entitled, by electing prior to the effective date of any of the foregoing types of transactions, to require the Corporation to treat any such transaction as if it were a Liquidation and to cause the proceeds of such transaction, or any property deliverable from such transaction to be distributed among the holders of Series A Preferred Stock as if such transaction were a Liquidation.

Voting Provisions.  Except as expressly provided herein or as otherwise required by law, the holders of Series A Preferred Stock will vote together with the holders of Common Stock, and not as a separate class, on all matters, with each holder of Series A Preferred Stock entitled to one vote per share.

Protective Provisions.  So long as any shares of Series A Preferred Stock shall remain outstanding, the Corporation shall not, without the affirmative vote of the holders of at least a majority of the shares of Series A Preferred Stock at the time outstanding, voting as a single class (i) alter or change the rights, preferences or privileges of the shares of the Series A Preferred Stock so as to affect adversely the shares of the Series A Preferred Stock, (ii) increase the authorized number of shares of the Series A Preferred Stock, or (iii) do any act or thing which would result in taxation of the holders of shares of Series A Preferred Stock under Section 305 of the Internal Revenue Code of

1986, as amended (or any other comparable provision) or (iv) increase the liquidation value of the Series A Preferred Stock.

No Conversion.  The Series A Preferred Stock shall not be convertible into other shares of the capital stock of the Corporation.

Board Seats.  The holders of the Series A Preferred Stock shall have the right to nominate, in the manner prescribed in the Corporation’s bylaws, two (2) of the candidates for election as director of the Corporation.  The holders of the Series A Preferred Stock, voting as a separate series, shall be entitled to elect any candidates so nominated.  The holders of the Common Stock, voting as a separate class, shall be entitled to elect that number of directors as shall equal the total number of director positions as the Board of Directors of the Corporation shall consist of from time to time, less the number of directors, if any, nominated and elected by the holders of the Series A Preferred Stock.  At any meeting (or in a written consent in lieu thereof) held for the purpose of electing directors, the presence in person or by proxy (or the written consent) of the holders of a majority of the shares of the Series A Preferred Stock then outstanding shall constitute a quorum of the Series A Preferred Stock for the election of directors to be elected solely by the holders of the Series A Preferred Stock.  A vacancy in any directorship elected by the holders of the Series A Preferred Stock shall be filled only by vote or written consent of the holders of the Series A Preferred Stock.  A vacancy in any directorship elected by the holders of the Common Stock shall be filled only by vote or written consent of the holders of the Common Stock.

Advance Notice Provisions

The Bylaws provide that a shareholder must notify us in writing, within timeframes specified in the Bylaws, of any shareholder nomination of a director and of any other business that the shareholder intends to bring at a meeting of shareholders.

Amendments to Bylaws

The Bylaws provide that, subject to certain exceptions, the Bylaws may be amended by the Board or by the vote of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast on a proposal to amend the Bylaws.

Certain Provisions of the Articles of Incorporation and Bylaws

The Articles of Incorporation and Bylaws contain a number of provisions that may be deemed to have the effect of discouraging or delaying attempts to gain control of us.  Subject to the requirements of the Nasdaq Stock Market (“Nasdaq”), the Board has the authority, without shareholder approval, to issue additional securities on terms that could delay or prevent a change in control. In addition, the Board has the authority to issue Preferred Stock with such voting rights, designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights as the Board may determine, which could also delay or prevent a change in control.

Further, the Articles of Incorporation and Bylaws contain provisions (i) providing the Board with the exclusive power to determine the exact number of directors comprising the entire Board; (ii) authorizing the Board or a majority of the directors then in office or the sole remaining director to fill vacancies in the Board; (iii) requiring advance notice of shareholder proposals; (iv) providing that any action required or permitted to be taken by our shareholders be taken only at an annual or special meeting and providing that shareholder action by written consent in lieu of a meeting can only be taken by unanimous action of all shareholder; (v) providing the Board with flexibility in scheduling the annual meeting (subject to state law requirements); (vi) providing that the Bylaws may be amended by the Board, subject to certain limitations; and (vii) authorizing the Board to issue Preferred Stock with voting rights, designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights as the Board may determine. The foregoing provisions could delay or prevent a change of control.

PABCL

Various provisions of the PABCL, including those relating to control transactions, business combinations, control-share acquisitions and disgorgement by certain controlling shareholders following attempts to acquire control, may have the effect of delaying or preventing a change of control. However, the Articles of Incorporation render these provisions inapplicable to the Corporation.

Listing	Our Common Stock is traded on the Nasdaq under the symbol “OLED.”
Transfer Agent	The transfer agent for the Common Stock is American Stock Transfer & Trust Company, LLC.